Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Successor								Predecessor
	Six Months Ended September 30,	Six Months Ended September 30,	Year Ended March 31,	Year Ended March 31,	Year Ended March 31,	Three Months Ended March 31,	Year Ended December 31,	87 Days Ended December 31,	191 Days Ended July 10,	Year Ended December 31,
	2017	2016	2017	2016	2015	2014	2013	2012	2013	2012
	(in millions)
Earnings (loss):
Income (loss) from continuing operations before income taxes	$548	$(269)	$(771)	$(1,854)	$(3,919)	$(95)	$(1,815)	$(23)	$443	$(4,172)
Equity in losses of unconsolidated investments, net	6	—	2	—	—	—	—	—	482	1,114
Fixed charges	1,672	1,818	3,561	3,212	2,969	747	1,367	—	1,501	2,365
Interest capitalized	(28)	(20)	(44)	(51)	(56)	(13)	(30)	—	(29)	(278)
Amortization of interest capitalized	65	66	131	133	133	33	56	—	71	81
Earnings (loss), as adjusted	$2,263	$1,595	$2,879	$1,440	$(873)	$672	$(422)	$(23)	$2,468	$(890)
Fixed charges:
Interest expense	$1,208	$1,245	$2,495	$2,182	$2,051	$516	$918	$—	$1,135	$1,428
Interest capitalized	28	20	44	51	56	13	30	—	29	278
Portion of rentals representative of interest	436	553	1,022	979	862	218	419	—	337	659
Fixed charges	$1,672	$1,818	$3,561	$3,212	$2,969	$747	$1,367	$—	$1,501	$2,365
Ratio of earnings to fixed charges	1.4	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	— (7)	1.6 (8)	— (9)

(1)	Successor earnings (loss), as adjusted, were inadequate to cover fixed charges by $223 million for the six months ended September 30, 2016.

(2)	Successor earnings (loss), as adjusted, were inadequate to cover fixed charges by $682 million for the year ended March 31, 2017.

(3)	Successor earnings (loss), as adjusted, were inadequate to cover fixed charges by $1.8 billion for the year ended March 31, 2016.

(4)	Successor earnings (loss), as adjusted, were inadequate to cover fixed charges by $3.8 billion for the year ended March 31, 2015.

(5)	Successor earnings (loss), as adjusted, were inadequate to cover fixed charges by $75 million for the three months ended March 31, 2014.

(6)	Successor earnings (loss), as adjusted, were inadequate to cover fixed charges by $1.8 billion for the year ended December 2013.

(7)	Successor earnings (loss), as adjusted, were inadequate to cover fixed charges by $23 million for the 87 days ended December 31, 2012.

(8)
The income from continuing operations before income taxes for the 191 days ended July 10, 2013 included a pretax gain of $2.9 billion as a result of acquisition of our previously- held equity interest in Clearwire.

(9)	Predecessor earnings (loss), as adjusted, were inadequate to cover fixed charges by $3.3 billion for the year ended December 31, 2012.
.